FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, December 20, 2017

Ger. Gen. N° 115/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence of Securities and Insurance, using the powers vested in me, I hereby inform as a significant event that an Extraordinary Shareholders’ Meeting of Enel Generación Chile S.A. (“Enel Generación” or the “Company”) was held today.

This Extraordinary Shareholders’ Meeting took note of the approval by Mr. Enrique Cibié Bluth and Mr. Jorge Atton Palma, the unaffiliated board members, of the corporate reorganization (the “Reorganization”), which involves the following stages:  (I) the merger by incorporation of Enel Green Power Latin America S.A (“Enel Green Power”) by Enel Chile S.A. (“Enel Chile”), (the “Merger”), which requires a capital increase in Enel Chile to pay, according to the Merger’s exchange ratio, for the shares of Enel Green Power shareholders, and that is subject, among others, to the success of the Enel Generación PTO as a condition precedent, as mentioned in the following numeral; (II) a Public Tender Offer  by Enel Chile in Chile and in the United States of America to purchase up to 100% of the shares and the American Depository Shares (“ADS”) issued by Enel Generación Chile S.A. and held by the minority shareholders of the latter (the “PTO”). This tender offer will be subject to a series of conditions, including that Enel Chile reach an ownership share of more than 75% of Enel Generación’s common stock as a result of the Enel Generación PTO and that the shareholders that accept to sell their shares in the PTO also accept to subscribe Enel Chile shares and ADS, as the case may be, issued as part of the capital increase process, as mentioned in numeral (III) below. Such shares and ADS will be paid for by Enel Generación shareholders with part of the price they receive for selling their shares in the PTO; (III) a capital increase in Enel Chile so as to have sufficient shares and ADS to deliver to the shareholders of Enel Generación that accept to sell their shares in the PTO, and that is payable in cash and is subject to the success of the PTO; and (IV) as a condition to the success of the PTO, that the shareholders of Enel Generación agree to amend the Company’s bylaws to eliminate all limitations and restrictions imposed by the provisions of Title XII of Decree Law No 3,500/1980, as proposed by the Board of Directors of Enel Generación, including but not limited to, that no shareholder may concentrate more than 65% of Enel Generación’s equity with voting rights.

Afterwards, to comply with one of the conditions established for the success of the PTO, the Extraordinary Shareholders’ Meeting, with 83.99% of the shares issued with voting rights, approved the amendment to Enel Generación Bylaws eliminating the limitations and restrictions imposed by Title XII of Decree Law 3,500. In order to implement such objective, the Meeting agreed to eliminate Articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 36 bis, 40 bis, 42 bis, 43 bis, and 44 bis. The Shareholders’ Meeting also agreed to the preparation of a new revised version of the Enel Generación Bylaws that includes the modifications mentioned above. The Extraordinary Shareholders’ Meeting agreed that the amendment to the bylaws be subject to the success of the PTO as a condition precedent and to take effect on the date in which Enel Chile publishes the outcome of the PTO declaring it a success, as stated by the document entitled “General Terms of the Reorganization” that is disclosed on the Company’s website.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: December 22, 2017